The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	March 31, 2018	December 31, 2017
Assets
Cash and demand deposits with banks - Non-interest bearing	97,629	89,381
Demand deposits with banks - Interest bearing	467,895	340,256
Cash equivalents - Interest bearing	1,280,104	1,105,501
Cash due from banks	1,845,628	1,535,138
Securities purchased under agreement to resell	197,872	178,769
Short-term investments	100,175	249,984
Investment in securities
Trading	6,752	6,824
Available-for-sale	2,855,380	3,317,440
Held-to-maturity (fair value: $1,614,731 (2017: $1,377,354))	1,649,784	1,381,955
Total investment in securities	4,511,916	4,706,219
Loans
Loans	3,989,703	3,812,329
Allowance for credit losses	(32,797)	(35,467)
Loans, net of allowance for credit losses	3,956,906	3,776,862
Premises, equipment and computer software	162,719	164,790
Accrued interest	28,627	24,915
Goodwill	22,348	21,529
Intangible assets	68,516	39,066
Equity method investments	14,322	14,099
Other real estate owned	8,787	9,127
Other assets	70,419	58,739
Total assets	10,988,235	10,779,237

Liabilities
Customer deposits
Bermuda
Non-interest bearing	1,577,068	1,840,201
Interest bearing	3,662,057	3,412,623
Non-Bermuda
Non-interest bearing	662,147	639,525
Interest bearing	3,834,743	3,631,643
Total customer deposits	9,736,015	9,523,992
Bank deposits
Bermuda	7,087	442
Non-Bermuda	10,773	12,024
Total deposits	9,753,875	9,536,458
Employee benefit plans	128,684	128,798
Accrued interest	3,513	2,376
Pending payable for investments purchased	—	51,913
Other liabilities	160,936	119,811
Total other liabilities	293,133	302,898
Long-term debt	117,000	117,000
Total liabilities	10,164,008	9,956,356
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 55,146,840 (2017: 54,692,630)	551	547
Additional paid-in capital	1,160,441	1,155,542
Accumulated deficit	(180,900)	(204,156)
Accumulated other comprehensive loss	(155,865)	(129,052)
Total shareholders’ equity	824,227	822,881
Total liabilities and shareholders’ equity	10,988,235	10,779,237

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended
	March 31, 2018	March 31, 2017
Non-interest income
Asset management	6,379	5,840
Banking	10,860	10,043
Foreign exchange revenue	8,194	8,306
Trust	10,854	11,390
Custody and other administration services	2,225	2,012
Other non-interest income	1,249	947
Total non-interest income	39,761	38,538
Interest income
Interest and fees on loans	50,550	44,007
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	17,318	15,874
Held-to-maturity	11,310	8,559
Deposits with banks	5,013	3,479
Total interest income	84,191	71,919
Interest expense
Deposits	2,942	2,793
Long-term debt	1,345	1,193
Securities sold under repurchase agreements	9	—
Total interest expense	4,296	3,986
Net interest income before provision for credit losses	79,895	67,933
Provision for credit losses	1,942	339
Net interest income after provision for credit losses	81,837	68,272
Net trading gains (losses)	(71)	157
Net realized gains (losses) on available-for-sale investments	850	69
Net gains (losses) on other real estate owned	(339)	68
Net other gains (losses)	(87)	(71)
Total other gains (losses)	353	223
Total net revenue	121,951	107,033
Non-interest expense
Salaries and other employee benefits	35,650	34,259
Technology and communications	14,745	12,949
Professional and outside services	9,684	6,244
Property	5,125	4,922
Indirect taxes	4,948	4,196
Non-service employee benefits expense	1,313	1,736
Marketing	942	963
Amortization of intangible assets	1,071	1,030
Restructuring costs	—	441
Other expenses	3,924	4,261
Total non-interest expense	77,402	71,001
Net income before income taxes	44,549	36,032
Income tax expense	(352)	(175)
Net income	44,197	35,857

Earnings per common share
Basic earnings per share	0.80	0.67
Diluted earnings per share	0.79	0.65
Dividend per share	0.38	0.32

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended
	March 31, 2018	March 31, 2017

Net income	44,197	35,857

Other comprehensive income (loss), net of taxes
Net change in unrealized gains and losses on translation of net investment in foreign operations	1,184	358
Accretion of net unrealized (gains) losses on held-to-maturity investments transferred from available-for-sale investments	22	48
Net change in unrealized gains and losses on available-for-sale investments	(28,721)	4,851
Employee benefit plans adjustments	702	1,018
Other comprehensive income (loss), net of taxes	(26,813)	6,275

Total comprehensive income	17,384	42,132

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended
	March 31, 2018		March 31, 2017
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	54,692,630	547	53,284,872	533
Issuance of common shares	454,210	4	970,505	10
Balance at end of period	55,146,840	551	54,255,377	543

Additional paid-in capital
Balance at beginning of period		1,155,542		1,142,608
Share-based compensation		2,537		1,741
Share-based settlements		648		(10)
Cost of issuance of common shares		—		22
Issuance of common shares, net of underwriting discounts and commissions		1,714		3,621
Sale of treasury common shares		—		(1)
Balance at end of period		1,160,441		1,147,981

Accumulated deficit
Balance at beginning of period		(204,156)		(287,677)
Net income for period		44,197		35,857
Common share cash dividends declared and paid, $0.38 per share (2017: $0.32 per share)		(20,941)		(17,297)
Balance at end of period		(180,900)		(269,117)

Treasury common shares
Balance at beginning of period	—	—	2,066	(42)
Sale of treasury common shares	—	—	(380)	13
Share-based settlements	—	—	(1,628)	28
Balance at end of period	—	—	58	(1)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(129,052)		(144,680)
Other comprehensive income (loss), net of taxes		(26,813)		6,275
Balance at end of period		(155,865)		(138,405)
Total shareholders' equity		824,227		741,001

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Three months ended
	March 31, 2018	March 31, 2017
Cash flows from operating activities
Net income	44,197	35,857
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	12,224	12,803
Provision for credit (recovery) losses	(1,942)	(339)
Share-based payments and settlements	3,185	1,759
Net realized (gains) losses on available-for-sale investments	(850)	(69)
Net (gains) losses on other real estate owned	339	(68)
(Increase) in carrying value of equity method investments	(271)	(347)
Dividends received from equity method investments	47	40
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	(3,598)	94
(Increase) decrease in other assets	(11,344)	11,085
Increase (decrease) in accrued interest payable	1,118	873
Increase (decrease) in employee benefit plans and other liabilities	46,940	(7,205)
Cash provided by operating activities	90,045	54,483

Cash flows from investing activities
(Increase) decrease in securities purchased under agreement to resell	(19,103)	86,144
Net (increase) decrease in short-term investments other than restricted cash	141,063	(19,434)
Net change in trading investments	71	(157)
Available-for-sale investments: proceeds from sale	321,381	86
Available-for-sale investments: proceeds from maturities and pay downs	157,535	124,944
Available-for-sale investments: purchases	(48,551)	(98,804)
Held-to-maturity investments: proceeds from maturities and pay downs	30,172	23,648
Held-to-maturity investments: purchases	(350,984)	(199,248)
Net (increase) decrease in loans	(144,566)	9,070
Additions to premises, equipment and computer software	(3,772)	(3,888)
Proceeds from sale of other real estate owned	—	179
Cash disbursed for business acquisitions	(30,168)	—
Cash provided by (used in) investing activities	53,078	(77,460)

Cash flows from financing activities
Net increase (decrease) in demand and term deposit liabilities	159,839	(205,239)
Proceeds from issuance of common shares, net of underwriting discounts and commissions	—	13
Proceeds from stock option exercises	1,719	3,631
Cash dividends paid on common shares	(20,941)	(17,297)
Cash provided by (used in) financing activities	140,617	(218,892)
Net effect of exchange rates on cash, cash equivalent and restricted cash	15,810	10,201
Net (decrease) increase in cash, cash equivalent and restricted cash	299,550	(231,668)
Cash, cash equivalent and restricted cash: beginning of period	1,557,733	2,119,545
Cash, cash equivalent and restricted cash: end of period	1,857,283	1,887,877

Components of cash, cash equivalent and restricted cash at end of period
Cash due from banks	1,845,628	1,867,309
Restricted cash included in short-term investments on the consolidated balance sheets	11,655	20,568
Total cash, cash equivalent and restricted cash at end of period	1,857,283	1,887,877

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the United Kingdom (UK), where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda and Cayman Islands segments, Butterfield offers both banking and wealth management. In the Channel Islands and the UK segment, the Bank offers wealth management and residential property lending.

On September 16, 2016, the Bank's common shares began to trade on the New York Stock Exchange under the symbol "NTB". On September 21, 2016, the Bank completed its offering of 5,957,447 common shares, at $23.50 per share. The proceeds, net of the underwriting discounts and commissions, were $131.6 million.

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2017.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting principally of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While Management believes that the amounts included in the unaudited interim consolidated financial statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Bank’s principal estimates include:
• Allowance for credit losses
• Fair value and impairment of financial instruments
• Impairment of long-lived assets
• Impairment of goodwill
• Employee benefit plans
• Share-based payments

On January 1, 2016, the Bank changed its financial statements' reporting currency from Bermuda dollars to United States ("US") dollars for all periods presented. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par.

The following accounting developments were issued during the three months ended March 31, 2018 or are accounting standards pending adoption:

In February 2016, the FASB published Accounting Standards Update No. 2016-02 Leases (Topic 842) which requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after December 15, 2018. Early application is permitted. The Bank has determined that this standard will have an effect due to the recognition of lease assets and lease liabilities currently classified as operating leases, which will result in the recognition of assets and corresponding lease liabilities.

In June 2016, the FASB published Accounting Standards Update No. 2016-13 Financial Instruments – Credit Losses. The amendments in this update provide a new impairment model, known as the current expected credit loss model that is based on expected losses rather than incurred losses. The amendments in this update are also intended to reduce the complexity and reduce the number of impairment models entities use to account for debt instruments. For public business entities that meet the GAAP definition of an SEC filer, the effective date for this update for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank is assessing the impact of the adoption of this guidance.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 3: Cash due from banks

	March 31, 2018			December 31, 2017
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Non-interest bearing
Cash and demand deposits with banks	25,802	71,827	97,629	24,189	65,192	89,381

Interest bearing¹
Demand deposits with banks	304,103	163,792	467,895	215,363	124,893	340,256
Cash equivalents	274,118	1,005,986	1,280,104	330,247	775,254	1,105,501
Sub-total - Interest bearing	578,221	1,169,778	1,747,999	545,610	900,147	1,445,757

Total cash due from banks	604,023	1,241,605	1,845,628	569,799	965,339	1,535,138
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at March 31, 2018 in the amount of $212.4 million (December 31, 2017: $203.3 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	March 31, 2018			December 31, 2017
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Unrestricted
Maturing within three months	19,376	67,739	87,115	67,528	71,986	139,514
Maturing between three to six months	—	—	—	19,841	67,035	86,876
Maturing between six to twelve months	—	405	405	—	—	—
Total unrestricted short-term investments	19,376	68,144	87,520	87,369	139,021	226,390

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Non-interest earning demand deposits	—	4,902	4,902	—	—	—
Interest earning demand and term deposits	6,753	1,000	7,753	22,053	1,541	23,594
Total restricted short-term investments	6,753	5,902	12,655	22,053	1,541	23,594

Total short-term investments	26,129	74,046	100,175	109,422	140,562	249,984

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, trading and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortized cost.

	March 31, 2018				December 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Trading
Mutual funds	5,724	1,530	(502)	6,752	5,724	1,616	(516)	6,824
Total trading	5,724	1,530	(502)	6,752	5,724	1,616	(516)	6,824

Available-for-sale
US government and federal agencies	2,357,351	6,195	(40,059)	2,323,487	2,720,581	8,924	(20,401)	2,709,104
Non-US governments debt securities	26,504	55	(389)	26,170	26,516	118	(386)	26,248
Corporate debt securities	180,047	—	(1,951)	178,096	243,999	153	(780)	243,372
Asset-backed securities - Student loans	13,290	—	(664)	12,626	13,290	—	(797)	12,493
Commercial mortgage-backed securities	142,435	8	(3,423)	139,020	142,740	56	(1,296)	141,500
Residential mortgage-backed securities	180,209	—	(4,228)	175,981	186,049	309	(1,635)	184,723
Total available-for-sale	2,899,836	6,258	(50,714)	2,855,380	3,333,175	9,560	(25,295)	3,317,440

Held-to-maturity¹
US government and federal agencies	1,649,784	1,808	(36,861)	1,614,731	1,381,955	4,813	(9,414)	1,377,354
Total held-to-maturity	1,649,784	1,808	(36,861)	1,614,731	1,381,955	4,813	(9,414)	1,377,354
¹ For the three months ended March 31, 2018 and the year ended December 31, 2017, non-credit impairments recognized in accumulated other comprehensive loss ("AOCL") for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS and HTM investment securities that were in an unrealized loss position as of March 31, 2018 (and December 31, 2017), which were comprised of 196 securities representing 77% of the AFS and HTM portfolios' fair value (December 31, 2017: 161 and 59%, respectively), represent an other-than-temporary impairment ("OTTI"). Total gross unrealized losses were 2.5% of the fair value of affected securities (December 31, 2017: 1.3%) and were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

The unrealized losses in Corporate debt securities relate primarily to 10 debt securities that are all of investment grade with ratings ranging from BBB+ to A+. Management believes that the value of these securities will recover and the current unrealized loss positions are a result of interest rate movements.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Commercial mortgage-backed securities relate to 10 senior securities rated AAA that possess significant subordination, a form of credit enhancement expressed hereafter as the percentage of pool losses that can occur before the senior securities held by the Bank will incur its first dollar of principal loss. No credit losses were recognized as for eight of these securities the weighted average credit support and the weighted average loan-to-value ratios ("LTV") range from 25% - 38% and 48% - 62%, respectively. The two remaining securities do not have explicit credit support, however these securities have LTVs of less than 30%.

Investments in Residential mortgage-backed securities relate to 17 securities which are rated AAA or AA+ and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average LTV ratios range from 5% - 19% and 54% - 66%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

In the following tables, debt securities with unrealized losses that are not deemed to be OTTI are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
March 31, 2018	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	682,912	(10,825)	856,682	(29,234)	1,539,594	(40,059)
Non-US governments debt securities	—	—	22,360	(389)	22,360	(389)
Corporate debt securities	139,354	(725)	38,743	(1,226)	178,097	(1,951)
Asset-backed securities - Student loans	—	—	12,626	(664)	12,626	(664)
Commercial mortgage-backed securities	101,837	(2,622)	36,342	(801)	138,179	(3,423)
Residential mortgage-backed securities	122,130	(2,411)	53,851	(1,817)	175,981	(4,228)
Total available-for-sale securities with unrealized losses	1,046,233	(16,583)	1,020,604	(34,131)	2,066,837	(50,714)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,099,656	(24,915)	276,779	(11,946)	1,376,435	(36,861)

	Less than 12 months		12 months or more
December 31, 2017	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	497,307	(2,461)	1,014,252	(17,940)	1,511,559	(20,401)
Non-US governments debt securities	—	—	22,360	(386)	22,360	(386)
Corporate debt securities	86,501	(225)	39,479	(555)	125,980	(780)
Asset-backed securities - Student loans	—	—	12,493	(797)	12,493	(797)
Commercial mortgage-backed securities	98,822	(709)	36,766	(587)	135,588	(1,296)
Residential mortgage-backed securities	71,604	(486)	56,287	(1,149)	127,891	(1,635)
Total available-for-sale securities with unrealized losses	754,234	(3,881)	1,181,637	(21,414)	1,935,871	(25,295)

Held-to-maturity securities with unrealized losses
US government and federal agencies	549,532	(2,862)	288,830	(6,552)	838,362	(9,414)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
March 31, 2018	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	No specific or single maturity	Carrying amount
Trading
Mutual funds	—	—	—	—	6,752	6,752

Available-for-sale
US government and federal agencies	—	—	34,325	—	2,289,162	2,323,487
Non-US governments debt securities	667	—	3,143	22,360	—	26,170
Corporate debt securities	59,386	14,944	103,766	—	—	178,096
Asset-backed securities - Student loans	—	—	—	—	12,626	12,626
Commercial mortgage-backed securities	—	—	—	—	139,020	139,020
Residential mortgage-backed securities	—	—	—	—	175,981	175,981
Total available-for-sale	60,053	14,944	141,234	22,360	2,616,789	2,855,380

Held-to-maturity
US government and federal agencies	—	—	—	—	1,649,784	1,649,784

Total investments	60,053	14,944	141,234	22,360	4,273,325	4,511,916

Total by currency
US dollars	60,053	14,944	141,234	22,360	4,273,103	4,511,694
Other	—	—	—	—	222	222
Total investments	60,053	14,944	141,234	22,360	4,273,325	4,511,916

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	March 31, 2018		December 31, 2017
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	133,939	132,871	149,999	150,900
Held-to-maturity	227,184	221,165	202,303	201,523

Sale Proceeds and Realized Gains and Losses of AFS Securities	Three months ended
	March 31, 2018
	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	320,471	766	(826)
Pass-through note	910	910	—
Total	321,381	1,676	(826)

	Three months ended
	March 31, 2017
	Sale proceeds	Gross realized gains	Gross realized (losses)
Pass-through note	86	69	—
Total	86	69	—

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 6: Loans

The "Bermuda" and "Non-Bermuda" classifications purpose is to reflect management segment reporting as described in Note 12: Segmented information.

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal, business and government loans are generally repayable over terms not exceeding five years. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at March 31, 2018 is 5.22% (December 31, 2017: 5.09%).

	March 31, 2018			December 31, 2017
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Commercial loans
Government	175,528	13,414	188,942	139,987	13,414	153,401
Commercial and industrial	226,486	226,603	453,089	197,251	173,701	370,952
Commercial overdrafts	22,779	4,971	27,750	18,649	2,874	21,523
Total gross commercial loans	424,793	244,988	669,781	355,887	189,989	545,876
Less specific allowance for credit losses	(2,837)	—	(2,837)	(2,866)	—	(2,866)
Net commercial loans	421,956	244,988	666,944	353,021	189,989	543,010

Commercial real estate loans
Commercial mortgage	345,250	186,915	532,165	346,094	189,741	535,835
Construction	26,095	29,037	55,132	24,500	23,743	48,243
Total gross commercial real estate loans	371,345	215,952	587,297	370,594	213,484	584,078
Less specific allowance for credit losses	(600)	—	(600)	(550)	(33)	(583)
Net commercial real estate loans	370,745	215,952	586,697	370,044	213,451	583,495

Consumer loans
Automobile financing	12,947	6,572	19,519	13,113	6,182	19,295
Credit card	58,967	20,440	79,407	57,777	21,228	79,005
Overdrafts	3,165	2,252	5,417	5,490	2,871	8,361
Other consumer	29,638	53,967	83,605	29,818	51,196	81,014
Total gross consumer loans	104,717	83,231	187,948	106,198	81,477	187,675
Less specific allowance for credit losses	(274)	—	(274)	(274)	—	(274)
Net consumer loans	104,443	83,231	187,674	105,924	81,477	187,401

Residential mortgage loans	1,145,446	1,399,231	2,544,677	1,156,134	1,338,566	2,494,700
Less specific allowance for credit losses	(7,747)	(813)	(8,560)	(8,681)	(1,220)	(9,901)
Net residential mortgage loans	1,137,699	1,398,418	2,536,117	1,147,453	1,337,346	2,484,799

Total gross loans	2,046,301	1,943,402	3,989,703	1,988,813	1,823,516	3,812,329
Less specific allowance for credit losses	(11,458)	(813)	(12,271)	(12,371)	(1,253)	(13,624)
Less general allowance for credit losses	(14,976)	(5,550)	(20,526)	(16,339)	(5,504)	(21,843)
Net loans	2,019,867	1,937,039	3,956,906	1,960,103	1,816,759	3,776,862

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans as at March 31, 2018 and December 31, 2017. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

March 31, 2018	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	—	—	188,942	188,942
Commercial and industrial	993	—	7,456	8,449	444,640	453,089
Commercial overdrafts	—	—	1	1	27,749	27,750
Total commercial loans	993	—	7,457	8,450	661,331	669,781

Commercial real estate loans
Commercial mortgage	—	—	4,413	4,413	527,752	532,165
Construction	—	—	—	—	55,132	55,132
Total commercial real estate loans	—	—	4,413	4,413	582,884	587,297

Consumer loans
Automobile financing	48	2	231	281	19,238	19,519
Credit card	315	148	223	686	78,721	79,407
Overdrafts	—	—	3	3	5,414	5,417
Other consumer	479	422	599	1,500	82,105	83,605
Total consumer loans	842	572	1,056	2,470	185,478	187,948

Residential mortgage loans	21,161	11,773	41,773	74,707	2,469,970	2,544,677

Total gross loans	22,996	12,345	54,699	90,040	3,899,663	3,989,703

December 31, 2017	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	—	—	153,401	153,401
Commercial and industrial	—	1,005	7,481	8,486	362,466	370,952
Commercial overdrafts	—	—	1	1	21,522	21,523
Total commercial loans	—	1,005	7,482	8,487	537,389	545,876

Commercial real estate loans
Commercial mortgage	392	—	4,781	5,173	530,662	535,835
Construction	—	—	—	—	48,243	48,243
Total commercial real estate loans	392	—	4,781	5,173	578,905	584,078

Consumer loans
Automobile financing	7	12	226	245	19,050	19,295
Credit card	422	177	170	769	78,236	79,005
Overdrafts	—	—	4	4	8,357	8,361
Other consumer	797	329	441	1,567	79,447	81,014
Total consumer loans	1,226	518	841	2,585	185,090	187,675

Residential mortgage loans	19,121	10,142	35,658	64,921	2,429,779	2,494,700

Total gross loans	20,739	11,665	48,762	81,166	3,731,163	3,812,329

Loans' Credit Quality
The four credit quality classifications set out in the following tables (which exclude purchased credit-impaired loans) are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular, internal credit rating grades assigned.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

A special mention loan shall mean a loan under close monitoring by the Bank’s management. Loans in this category are currently protected and still performing (current with respect to interest and principal payments), but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due and for residential mortgage loans which are not well secured and in the process of collection.

March 31, 2018	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	185,192	—	3,750	—	188,942
Commercial and industrial	439,750	4,634	1,249	7,456	453,089
Commercial overdrafts	25,197	2,132	420	1	27,750
Total commercial loans	650,139	6,766	5,419	7,457	669,781

Commercial real estate loans
Commercial mortgage	468,425	55,747	3,580	4,413	532,165
Construction	55,132	—	—	—	55,132
Total commercial real estate loans	523,557	55,747	3,580	4,413	587,297

Consumer loans
Automobile financing	19,056	212	20	231	19,519
Credit card	79,184	—	223	—	79,407
Overdrafts	5,288	126	—	3	5,417
Other consumer	81,496	1,441	29	639	83,605
Total consumer loans	185,024	1,779	272	873	187,948

Residential mortgage loans	2,394,125	34,608	86,264	29,680	2,544,677

Total gross recorded loans	3,752,845	98,900	95,535	42,423	3,989,703

December 31, 2017	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	149,651	—	3,750	—	153,401
Commercial and industrial	357,298	4,864	1,309	7,481	370,952
Commercial overdrafts	17,558	3,569	395	1	21,523
Total commercial loans	524,507	8,433	5,454	7,482	545,876

Commercial real estate loans
Commercial mortgage	464,283	63,663	3,108	4,781	535,835
Construction	48,243	—	—	—	48,243
Total commercial real estate loans	512,526	63,663	3,108	4,781	584,078

Consumer loans
Automobile financing	18,816	232	21	226	19,295
Credit card	78,835	—	170	—	79,005
Overdrafts	8,263	94	—	4	8,361
Other consumer	79,080	1,419	31	484	81,014
Total consumer loans	184,994	1,745	222	714	187,675

Residential mortgage loans	2,351,845	35,996	75,985	30,874	2,494,700

Total gross recorded loans	3,573,872	109,837	84,769	43,851	3,812,329

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Evaluation of Loans For Impairment	March 31, 2018		December 31, 2017
	Individually evaluated	Collectively evaluated	Individually evaluated	Collectively evaluated
Commercial	8,450	661,331	8,487	537,389
Commercial real estate	7,993	579,304	7,889	576,189
Consumer	1,293	186,655	1,138	186,537
Residential mortgage	100,600	2,444,077	99,652	2,395,048
Total gross loans	118,336	3,871,367	117,166	3,695,163

Changes in General and Specific Allowances For Credit Losses

	Three months ended March 31, 2018
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of period	6,309	10,360	888	17,910	35,467
Provision taken (released)	488	(1,186)	43	(1,287)	(1,942)
Recoveries	2	1	125	35	163
Charge-offs	—	—	(170)	(768)	(938)
Other	2	7	1	37	47
Allowances at end of period	6,801	9,182	887	15,927	32,797
Allowances at end of period: individually evaluated for impairment	2,837	600	274	8,560	12,271
Allowances at end of period: collectively evaluated for impairment	3,964	8,582	613	7,367	20,526

	Three months ended March 31, 2017
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of period	3,377	16,224	965	23,681	44,247
Provision taken (released)	657	(831)	481	(646)	(339)
Recoveries	1	—	271	154	426
Charge-offs	—	—	(691)	(509)	(1,200)
Other	2	7	—	13	22
Allowances at end of period	4,037	15,400	1,026	22,693	43,156
Allowances at end of period: individually evaluated for impairment	577	750	278	9,546	11,151
Allowances at end of period: collectively evaluated for impairment	3,460	14,650	748	13,147	32,005

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Non-Performing Loans (excluding purchased credit-impaired loans)	March 31, 2018			December 31, 2017
	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	7,456	—	7,456	7,481	—	7,481
Commercial overdrafts	1	—	1	1	—	1
Total commercial loans	7,457	—	7,457	7,482	—	7,482

Commercial real estate loans
Commercial mortgage	4,413	—	4,413	4,781	—	4,781

Consumer loans
Automobile financing	231	—	231	226	—	226
Credit card	—	223	223	—	170	170
Overdrafts	3	—	3	4	—	4
Other consumer	639	—	639	484	—	484
Total consumer loans	873	223	1,096	714	170	884

Residential mortgage loans	29,680	12,341	42,021	30,874	4,186	35,060

Total non-performing loans	42,423	12,564	54,987	43,851	4,356	48,207

Impaired Loans (excluding purchased credit-impaired loans)
A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accrual loans and all loans modified in a troubled debt restructuring (‘‘TDR’’) even if full collectability is expected following the restructuring. During the three months ended March 31, 2018, the amount of gross interest income that would have been recorded had impaired loans been current was $0.6 million (March 31, 2017: $0.7 million).

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
March 31, 2018	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	7,456	(2,837)	4,619	993	8,449	(2,837)	5,612
Commercial overdrafts	—	—	—	1	1	—	1
Total commercial loans	7,456	(2,837)	4,619	994	8,450	(2,837)	5,613

Commercial real estate loans
Commercial mortgage	1,128	(600)	528	6,865	7,993	(600)	7,393

Consumer loans
Automobile financing	138	(75)	63	93	231	(75)	156
Overdrafts	—	—	—	3	3	—	3
Other consumer	199	(199)	—	440	639	(199)	440
Total consumer loans	337	(274)	63	536	873	(274)	599

Residential mortgage loans	50,543	(8,236)	42,307	46,167	96,710	(8,236)	88,474

Total impaired loans	59,464	(11,947)	47,517	54,562	114,026	(11,947)	102,079
Specific allowance excludes $0.3 million recognized relating to purchased credit-impaired loans.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
December 31, 2017	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	7,475	(2,866)	4,609	1,011	8,486	(2,866)	5,620
Commercial overdrafts	—	—	—	1	1	—	1
Total commercial loans	7,475	(2,866)	4,609	1,012	8,487	(2,866)	5,621

Commercial real estate loans
Commercial mortgage	1,585	(583)	1,002	6,304	7,889	(583)	7,306

Consumer loans
Automobile financing	138	(75)	63	88	226	(75)	151
Overdrafts	—	—	—	4	4	—	4
Other consumer	199	(199)	—	285	484	(199)	285
Total consumer loans	337	(274)	63	377	714	(274)	440

Residential mortgage loans	53,698	(9,630)	44,068	42,055	95,753	(9,630)	86,123

Total impaired loans	63,095	(13,353)	49,742	49,748	112,843	(13,353)	99,490
Specific allowance excludes $0.3 million recognized relating to purchased credit-impaired loans.

Average Impaired Loan Balances and Related Recognized Interest Income

	March 31, 2018		December 31, 2017
	Average gross recorded investment	Interest income recognized¹	Average gross recorded investment	Interest income recognized¹

Commercial loans
Commercial and industrial	8,468	16	5,057	63
Commercial overdrafts	1	—	2	—
Total commercial loans	8,469	16	5,059	63

Commercial real estate loans
Commercial mortgage	7,941	81	7,778	222

Consumer loans
Automobile financing	229	—	256	—
Overdrafts	4	—	11	—
Other consumer	562	—	598	—
Total consumer loans	795	—	865	—

Residential mortgage loans	96,232	1,046	89,063	4,378

Total impaired loans	113,437	1,143	102,765	4,663
¹ All interest income recognized on impaired loans relate to loans previously modified in a TDR.

Loans Modified in a TDR
As at March 31, 2018, the Bank had no loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (i.e. 90 days or more past due following a modification). As at December 31, 2017, the Bank had no loans that were modified in a TDR during the preceding 12 months that subsequently defaulted.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs entered into during the period

	Three months ended March 31, 2018
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Residential mortgage loans	5	2,733	97	2,830
Total loans modified in a TDR	5	2,733	97	2,830

	Three months ended March 31, 2017
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Residential mortgage loans	6	3,341	301	3,642
Total loans modified in a TDR	6	3,341	301	3,642

	March 31, 2018		December 31, 2017
TDRs outstanding	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	993	—	1,005	—
Commercial real estate loans	3,580	1,033	3,108	1,471
Residential mortgage loans	67,030	5,403	64,879	5,623
Total TDRs outstanding	71,603	6,436	68,992	7,094

Purchased Credit-Impaired Loans
The Bank acquired certain credit-impaired loans as part of the November 7, 2014 acquisition of substantially all retail loans of HSBC Bank (Cayman) Limited. The accretable difference (or "accretable yield") represents the excess of a loan's cash flows expected to be collected over the loan's carrying amount.

	Three months ended March 31, 2018
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of period	6,001	(1,239)	(711)	4,051
Advances and increases in cash flows expected to be collected	21	2	(2)	21
Reductions resulting from repayments	(34)	1	—	(33)
Reductions resulting from changes in allowances for credit losses	—	(53)	—	(53)
Balance at end of period	5,988	(1,289)	(713)	3,986

	Year ended December 31, 2017
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of period	8,016	(1,617)	(811)	5,588
Advances and increases in cash flows expected to be collected	36	48	(48)	36
Reductions resulting from repayments	(1,581)	307	148	(1,126)
Reductions resulting from changes in allowances for credit losses	—	(99)	—	(99)
Reductions resulting from charge-offs	(470)	122	—	(348)
Balance at end of period	6,001	(1,239)	(711)	4,051

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following tables summarize the credit exposure of the Bank by business sector and by geographic region. The on-balance sheet exposure amounts disclosed are net of specific allowances and the off-balance sheet exposure amounts disclosed are gross of collateral held.

	March 31, 2018			December 31, 2017
Business sector	Loans	Off-balance sheet	Total credit exposure	Loans	Off-balance sheet	Total credit exposure
Banks and financial services	510,972	323,126	834,098	459,132	390,278	849,410
Commercial and merchandising	309,036	193,511	502,547	261,560	193,583	455,143
Governments	189,581	50,000	239,581	153,952	85,807	239,759
Individuals	2,306,199	105,102	2,411,301	2,274,632	114,215	2,388,847
Primary industry and manufacturing	66,362	2,123	68,485	59,532	9,567	69,099
Real estate	443,581	1,792	445,373	439,595	2,225	441,820
Hospitality industry	146,310	3,931	150,241	144,808	73	144,881
Transport and communication	5,391	—	5,391	5,494	—	5,494
Sub-total	3,977,432	679,585	4,657,017	3,798,705	795,748	4,594,453
General allowance	(20,526)	—	(20,526)	(21,843)	—	(21,843)
Total	3,956,906	679,585	4,636,491	3,776,862	795,748	4,572,610

	March 31, 2018				December 31, 2017
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	115,110	—	—	115,110	113,920	—	—	113,920
Bermuda	26,075	2,191,469	391,493	2,609,037	14,512	2,132,918	418,850	2,566,280
Canada	271,931	—	—	271,931	386,322	—	—	386,322
Cayman	85,363	681,897	141,879	909,139	67,942	669,767	229,731	967,440
Guernsey	764	336,921	17,360	355,045	3	292,806	41,648	334,457
Japan	26,927	—	—	26,927	12,852	—	—	12,852
New Zealand	7,041	—	—	7,041	7,951	—	—	7,951
Norway	100,316	—	—	100,316	25,440	—	—	25,440
Saint Lucia	—	119,925	—	119,925	—	120,000	—	120,000
Switzerland	6,014	—	—	6,014	5,743	—	—	5,743
The Bahamas	1,599	16,673	—	18,272	1,652	17,451	—	19,103
United Kingdom	713,116	626,797	128,853	1,468,766	775,853	562,013	105,519	1,443,385
United States	785,411	—	—	785,411	544,703	—	—	544,703
Other	4,008	3,750	—	7,758	6,998	3,750	—	10,748
Sub-total	2,143,675	3,977,432	679,585	6,800,692	1,963,891	3,798,705	795,748	6,558,344
General allowance	—	(20,526)	—	(20,526)	—	(21,843)	—	(21,843)
Total	2,143,675	3,956,906	679,585	6,780,166	1,963,891	3,776,862	795,748	6,536,501

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Customer deposits and deposits from banks

By Maturity
	Demand			Term
March 31, 2018	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,577,068	2,818,083	4,395,151	9,967	4,904	10,706	14,764	40,341	4,435,492
Term - $100k or more	N/A	N/A	—	648,357	43,538	74,500	37,238	803,633	803,633
Total Bermuda	1,577,068	2,818,083	4,395,151	658,324	48,442	85,206	52,002	843,974	5,239,125

Non-Bermuda
Demand or less than $100k	662,147	2,972,934	3,635,081	19,755	3,326	5,432	954	29,467	3,664,548
Term and $100k or more	N/A	N/A	—	669,655	30,183	118,564	13,940	832,342	832,342
Total non-Bermuda	662,147	2,972,934	3,635,081	689,410	33,509	123,996	14,894	861,809	4,496,890

Total customer deposits	2,239,215	5,791,017	8,030,232	1,347,734	81,951	209,202	66,896	1,705,783	9,736,015

Banks
Bermuda
Demand or less than $100k	7,087	—	7,087	—	—	—	—	—	7,087

Non-Bermuda
Demand or less than $100k	—	5,671	5,671	—	—	—	—	—	5,671
Term and $100k or more	N/A	N/A	—	5,002	100	—	—	5,102	5,102
Total non-Bermuda	—	5,671	5,671	5,002	100	—	—	5,102	10,773

Total bank deposits	7,087	5,671	12,758	5,002	100	—	—	5,102	17,860

Total deposits	2,246,302	5,796,688	8,042,990	1,352,736	82,051	209,202	66,896	1,710,885	9,753,875

	Demand			Term
December 31, 2017	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,840,201	2,578,411	4,418,612	13,983	4,267	8,640	13,984	40,874	4,459,486
Term - $100k or more	N/A	N/A	—	646,751	33,495	75,235	37,857	793,338	793,338
Total Bermuda	1,840,201	2,578,411	4,418,612	660,734	37,762	83,875	51,841	834,212	5,252,824

Non-Bermuda
Demand or less than $100k	639,525	2,755,517	3,395,042	19,147	5,202	4,762	781	29,892	3,424,934
Term and $100k or more	N/A	N/A	—	657,134	88,650	94,245	6,205	846,234	846,234
Total non-Bermuda	639,525	2,755,517	3,395,042	676,281	93,852	99,007	6,986	876,126	4,271,168

Total customer deposits	2,479,726	5,333,928	7,813,654	1,337,015	131,614	182,882	58,827	1,710,338	9,523,992

Banks
Bermuda
Demand or less than $100k	442	—	442	—	—	—	—	—	442

Non-Bermuda
Demand or less than $100k	—	7,704	7,704	—	—	—	—	—	7,704
Term and $100k or more	N/A	N/A	—	4,220	—	100	—	4,320	4,320
Total non-Bermuda	—	7,704	7,704	4,220	—	100	—	4,320	12,024

Total bank deposits	442	7,704	8,146	4,220	—	100	—	4,320	12,466

Total deposits	2,480,168	5,341,632	7,821,800	1,341,235	131,614	182,982	58,827	1,714,658	9,536,458
¹ As at March 31, 2018, $225 million (December 31, 2017: $225 million) of the Demand deposits - Interest bearing bear a special negligible interest rate. The weighted-average interest rate on interest-bearing demand deposits as at March 31, 2018 is 0.03% (December 31, 2017: 0.02%).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

By Type and Segment	March 31, 2018			December 31, 2017
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda
Customers	4,395,151	843,974	5,239,125	4,418,649	834,211	5,252,860
Banks	7,088	—	7,088	442	—	442
Cayman
Customers	2,655,279	392,945	3,048,224	2,529,499	405,215	2,934,714
Banks	5,670	5,102	10,772	7,704	4,320	12,024
Channel Islands and the UK
Customers	979,802	468,864	1,448,666	865,506	470,912	1,336,418
Total Customers	8,030,232	1,705,783	9,736,015	7,813,654	1,710,338	9,523,992
Total Banks	12,758	5,102	17,860	8,146	4,320	12,466
Total deposits	8,042,990	1,710,885	9,753,875	7,821,800	1,714,658	9,536,458

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The expense related to these plans is included in the consolidated statements of operations under salaries and other employee benefits. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and United Kingdom jurisdictions and the defined benefit post-retirement medical plan is in Bermuda.

The Bank includes an estimate of the 2018 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its financial statements for the year-ended December 31, 2017. During the three months ended March 31, 2018, there have been no material revisions to these estimates.

	Three months ended
	March 31, 2018	March 31, 2017
Defined benefit pension expense (income)
Interest cost	1,271	1,318
Expected return on plan assets	(2,224)	(2,015)
Amortization of net actuarial loss	526	568
Total defined benefit pension expense (income)	(427)	(129)

Post-retirement medical benefit expense (income)
Service cost	16	16
Interest cost	1,076	1,176
Amortization of net actuarial losses	654	879
Amortization of prior service credit	10	(190)
Total post-retirement medical benefit expense (income)	1,756	1,881
The components of defined benefit pension expense (income) and post-retirement benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses.

The Bank has a facility by one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At March 31, 2018, $50.9 million (December 31, 2017: $77.0 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	March 31, 2018	December 31, 2017
Commitments to extend credit	510,549	602,740
Documentary and commercial letters of credit	807	1,263
Total unfunded commitments to extend credit	511,356	604,003

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	March 31, 2018			December 31, 2017
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	164,921	157,155	7,766	186,408	178,158	8,250
Letters of guarantee	3,308	3,222	86	5,337	5,251	86
Total	168,229	160,377	7,852	191,745	183,409	8,336

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collaterals involved are appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at March 31, 2018, the Bank had 19 open positions (December 31, 2017: 23) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $197.9 million (December 31, 2017: $178.8 million) and are included in securities purchased under agreement to resell on the consolidated balance sheets. As at March 31, 2018, there were no positions (December 31, 2017: no positions) which were offset on the balance sheet to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraphs.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The Bank has been fully cooperating with the US authorities in their ongoing investigation. Specifically, the Bank has conducted an extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. The review process and results have been shared with the US authorities.

Management believes that as of March 31, 2018, a provision of $5.5 million (December 31, 2017: $5.5 million), which has been recorded, is appropriate. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

Pending Business Acquisition
On February 15, 2018, the Bank announced that it had entered into an agreement to acquire Deutsche Bank's banking and custody business in the Cayman Islands, Guernsey and Jersey. The transaction is subject to customary closing conditions, and is expected to close during the second half of 2018.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 11: Exit cost obligations

During December 2015, the Bank agreed to commence an orderly wind down of the deposit taking and investment management businesses in the United Kingdom segment as reflected in management segment reporting described in Note 12: Segmented information. In making this determination, the Bank considered the increasing regulatory pressure along with periods of negative profitability and made the determination that an orderly wind down of the deposit taking and investment management businesses in the United Kingdom was prudent for Butterfield as a group. The orderly wind down was largely completed by the end of 2016 with the change in business operations to mortgage lending services and the change in name from Butterfield Bank (UK) Limited to Butterfield Mortgages Limited. The amounts expensed shown in the following table are all included in the consolidated statements of operations as restructuring costs under non-interest expenses.

Related to this orderly wind down, it was determined that the core banking system utilized in the operations of the United Kingdom segment was impaired (included in premises, equipment and computer software on the consolidated balance sheets). This determination was based upon the realizable value of this software upon completion of the orderly wind down.

	Expense recognized by period				Amounts paid by period		Exit cost liability
	Three months ended March 31, 2018	Years 2017, 2016 and 2015	Costs to be recognized in the future	Total exit costs expected to be incurred	Three months ended March 31, 2018	Years 2017, 2016 and 2015	As at March 31, 2018	As at December 31, 2017
Staff redundancy expenses	—	3,680	—	3,680	—	3,680	—	—
Professional services	—	4,388	—	4,388	—	4,388	—	—
Lease termination expenses	—	649	—	649	—	649	—	—
Other expenses	—	1,504	702	2,206	—	1,504	—	—
Total	—	10,221	702	10,923	—	10,221	—	—

Note 12: Segmented information

The Bank is managed by the CEO on a geographic basis. In 2017, the Bank presented six segments which included Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. In 2018, the Bank reassessed the segment reporting as a result of acquisitions which were announced in 2017 or early 2018 and concluded on the following three geographic segments: Bermuda, Cayman, and Channel Islands and the UK. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with US GAAP. Each region has a managing director who reports through the Chief Operating Officer to the CEO. The CEO and the region managing director have final authority over resource allocation decisions and performance assessment. The 2017 classification presented below was revised to conform the presentation for all periods to the current period's presentation.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2017. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

The Bermuda segment provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through four branch locations and through internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Channel Islands and the UK segment includes the jurisdictions of Guernsey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial institutions including private banking and treasury services, internet banking, administered bank services, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of the Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Total Assets by Segment	March 31, 2018	December 31, 2017
Bermuda	5,848,728	5,929,594
Cayman	3,386,485	3,242,343
Channel Islands and the UK	1,816,560	1,586,134
Other	28,912	13,859
Total assets before inter-segment eliminations	11,080,685	10,771,930
Less: inter-segment eliminations	(92,450)	7,307
Total	10,988,235	10,779,237

	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended March 31, 2018	Customer	Inter- segment
Bermuda	47,674	599	1,811	20,920	71,004	(71)	70,933	51,621	19,312
Cayman	23,670	1	203	11,467	35,341	429	35,770	14,617	21,153
Channel Islands and the UK	8,546	(600)	(72)	7,621	15,495	(5)	15,490	11,533	3,957
Other	5	—	—	2,972	2,977	—	2,977	3,202	(225)
Total before eliminations	79,895	—	1,942	42,980	124,817	353	125,170	80,973	44,197
Inter-segment eliminations	—	—	—	(3,219)	(3,219)	—	(3,219)	(3,219)	—
Total	79,895	—	1,942	39,761	121,598	353	121,951	77,754	44,197

	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended March 31, 2017	Customer	Inter- segment
Bermuda	42,265	251	546	19,575	62,637	314	62,951	43,966	18,985
Cayman	21,060	(11)	(311)	11,554	32,292	(7)	32,285	15,328	16,957
Channel Islands and the UK	4,593	(251)	104	5,840	10,286	(84)	10,202	10,420	(218)
Other	15	11	—	1,976	2,002	—	2,002	1,869	133
Total before eliminations	67,933	—	339	38,945	107,217	223	107,440	71,583	35,857
Inter-segment eliminations	—	—	—	(407)	(407)	—	(407)	(407)	—
Total	67,933	—	339	38,538	106,810	223	107,033	71,176	35,857

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter (“OTC”) transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked to market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked to market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges consist of designated interest rate swaps and are used to minimize the Bank's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. The Bank previously entered into interest rate swaps to convert its fixed-rate long-term loans to floating-rate loans, and convert fixed-rate deposits to floating-rate deposits. During the year ended December 31, 2011, the Bank canceled its interest rate swaps designated as fair value hedges of loans receivable and therefore discontinued hedge accounting for these financial instruments. The fair value attributable to the hedged loans are accounted for prospectively and are being amortized to net income over the remaining life of each individual loan, which could extend to year 2029, using the effective interest method.

Net investment hedges includes designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 19: Accumulated other comprehensive loss for details on the amount recognized into AOCL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange income.

Client service derivatives
The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange income.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

March 31, 2018	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Derivatives not formally designated as hedging instruments	Currency swaps	5	25,714	107	(31)	76

Client services derivatives	Spot and forward foreign exchange	264	3,051,259	10,261	(9,148)	1,113

Total derivative instruments			3,076,973	10,368	(9,179)	1,189

December 31, 2017	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Derivatives not formally designated as hedging instruments	Currency swaps	8	183,719	726	(2,754)	(2,028)

Client services derivatives	Spot and forward foreign exchange	120	2,130,224	10,595	(9,911)	684

Total derivative instruments			2,313,943	11,321	(12,665)	(1,344)

In addition to the above, as at March 31, 2018 foreign denominated deposits of £84.5 million (December 31, 2017: £84.5 million), were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collaterals received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
March 31, 2018				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	10,368	(2,657)	7,711	—	(4,510)	3,201

Derivative liabilities
Spot and forward foreign exchange and currency swaps	9,179	(2,657)	6,522	—	—	6,522
Net positive fair value			1,189

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2017				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	11,321	(2,197)	9,124	—	(6,196)	2,928

Derivative liabilities
Spot and forward foreign exchange and currency swaps	12,665	(2,197)	10,468	—	—	10,468
Net negative fair value			(1,344)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended
Derivative instrument	Consolidated statements of operations line item	March 31, 2018	March 31, 2017
Spot and forward foreign exchange	Foreign exchange revenue	428	43
Currency swaps, not designated as hedge	Foreign exchange revenue	2,105	(7,615)
Currency swaps - net investment hedge	Foreign exchange revenue	—	424
Total net gains (losses) recognized in net income		2,533	(7,148)

Derivative instrument	Consolidated statements of comprehensive income line item	March 31, 2018	March 31, 2017
Currency swaps - net investment hedge	Net change in unrealized gains and (losses) on translation of net investment in foreign operations	—	(1,365)
Total net gains (losses) recognized in comprehensive income		—	(1,365)

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2017.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by the Group Asset and Liability Committee.

Financial instruments in Level 1 include actively traded redeemable mutual funds.

Financial instruments in Level 2 include corporate bonds, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the three months ended March 31, 2018 and the year ended December 31, 2017.

	March 31, 2018				December 31, 2017
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Trading investments
Mutual funds	6,530	222	—	6,752	6,616	208	—	6,824
Total trading	6,530	222	—	6,752	6,616	208	—	6,824

Available-for-sale investments
US government and federal agencies	—	2,323,487	—	2,323,487	—	2,709,104	—	2,709,104
Non-US governments debt securities	—	26,170	—	26,170	—	26,248	—	26,248
Corporate debt securities	—	178,096	—	178,096	—	243,372	—	243,372
Asset-backed securities - Student loans	—	—	12,626	12,626	—	—	12,493	12,493
Commercial mortgage-backed securities	—	139,020	—	139,020	—	141,500	—	141,500
Residential mortgage-backed securities	—	175,981	—	175,981	—	184,723	—	184,723
Total available-for-sale	—	2,842,754	12,626	2,855,380	—	3,304,947	12,493	3,317,440

Other assets - Derivatives	—	7,711	—	7,711	—	9,124	—	9,124

Financial liabilities
Other liabilities - Derivatives	—	6,522	—	6,522	—	10,468	—	10,468

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Level 3 Reconciliation
The Level 3, shown as Asset-backed securities - Student loans in the above table, is a federal family education loan program guaranteed student loan security and is valued using a non-binding broker quote. The fair value provided by the broker is based on the last trading price of similar securities but as the market for the security is illiquid, a Level 2 classification is not supported.

Significant increases (decreases) in any of the preceding inputs in isolation could result in a significantly different fair value measurement. Generally a change in assumption used for the probability of defaults is accompanied by a directionally similar change in the assumption used for the loss severity.

	Three months ended March 31, 2018	Year ended December 31, 2017
	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of period	12,493	12,493
Realized and unrealized gains (losses) recognized in other comprehensive income	133	—
Carrying amount at end of period	12,626	12,493

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		March 31, 2018			December 31, 2017
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	1,845,628	1,845,628	—	1,535,138	1,535,138	—
Securities purchased under agreement to resell	Level 2	197,872	197,872	—	178,769	178,769	—
Short-term investments	Level 1	100,175	100,175	—	249,984	249,984	—
Investments held-to-maturity	Level 2	1,649,784	1,614,731	(35,053)	1,381,955	1,377,354	(4,601)
Loans, net of allowance for credit losses	Level 2	3,956,906	3,953,773	(3,133)	3,776,862	3,770,450	(6,412)
Other real estate owned¹	Level 2	8,787	8,787	—	9,127	9,127	—

Financial liabilities
Customer deposits
Demand deposits	Level 2	8,030,232	8,030,232	—	7,813,654	7,813,654	—
Term deposits	Level 2	1,705,783	1,706,092	(309)	1,710,338	1,710,223	115
Deposits from banks	Level 2	17,860	17,860	—	12,466	12,466	—
Long-term debt	Level 2	117,000	116,605	395	117,000	118,321	(1,321)
¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

March 31, 2018	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,748	—	—	—	—	98	1,846
Securities purchased under agreement to resell	198	—	—	—	—	—	198
Short-term investments	95	—	—	—	—	5	100
Investments	1,142	1	15	325	3,022	7	4,512
Loans	3,531	93	4	191	135	3	3,957
Other assets	—	—	—	—	—	375	375
Total assets	6,714	94	19	516	3,157	488	10,988

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	824	824
Demand deposits	5,797	—	—	—	—	2,246	8,043
Term deposits	1,353	82	209	67	—	—	1,711
Other liabilities	—	—	—	—	—	293	293
Long-term debt	117	—	—	—	—	—	117
Total liabilities and shareholders' equity	7,267	82	209	67	—	3,363	10,988

Interest rate sensitivity gap	(553)	12	(190)	449	3,157	(2,875)	—
Cumulative interest rate sensitivity gap	(553)	(541)	(731)	(282)	2,875	—	—

December 31, 2017	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,446	—	—	—	—	89	1,535
Securities purchased under agreement to resell	179	—	—	—	—	—	179
Short-term investments	163	87	—	—	—	—	250
Investments	1,464	62	15	390	2,768	7	4,706
Loans	3,457	44	34	194	44	4	3,777
Other assets	—	—	—	—	—	332	332
Total assets	6,709	193	49	584	2,812	432	10,779

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	823	823
Demand deposits	5,342	—	—	—	—	2,480	7,822
Term deposits	1,340	132	183	59	—	—	1,714
Other liabilities	—	—	—	—	—	303	303
Long-term debt	92	25	—	—	—	—	117
Total liabilities and shareholders' equity	6,774	157	183	59	—	3,606	10,779

Interest rate sensitivity gap	(65)	36	(134)	525	2,812	(3,174)	—
Cumulative interest rate sensitivity gap	(65)	(29)	(163)	362	3,174	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 16: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the year. Numbers of shares are expressed in thousands.

During the three months ended March 31, 2018, options to purchase an average of 0.4 million (March 31, 2017: 1.7 million) common shares were outstanding. During the three months ended March 31, 2018, the average number of outstanding awards of unvested common shares was 0.9 million (March 31, 2017: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e. the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

	Three months ended
	March 31, 2018	March 31, 2017

Net income	44,197	35,857

Basic Earnings Per Share
Weighted average number of common shares issued	54,919	53,628
Weighted average number of common shares held as treasury stock	—	(1)
Weighted average number of common shares (in thousands)	54,919	53,627

Basic Earnings Per Share	0.80	0.67

Diluted Earnings Per Share
Weighted average number of common shares	54,919	53,627
Net dilution impact related to options to purchase common shares	308	982
Net dilution impact related to awards of unvested common shares	586	612
Weighted average number of diluted common shares (in thousands)	55,813	55,221

Diluted Earnings Per Share	0.79	0.65

Note 17: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company, which pursuant to Bermuda law is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In conjunction with the 2010 capital raise, the Board of Directors approved the 2010 Omnibus Plan (the "2010 Plan"). Under the 2010 Plan, 5% of the Bank’s fully diluted common shares, equal to approximately 2.95 million shares, were initially available for grant to certain officers in the form of stock options or unvested shares awards. Both types of awards are detailed below. In 2012 and 2016, the Board of Directors approved an increase to the equivalent number of shares allowed to be granted under the 2010 Plan to respectively 5.0 million and 7.5 million shares.

Stock Option Awards
1997 Stock Option Plan
Prior to the capital raise on March 2, 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 Plan
Under the 2010 Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2010 Plan vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition
50% of each option award was granted in the form of time vested options and vested 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

In addition to the time vesting conditions noted above, the options will generally vest immediately:
• by reason of the employee’s death or disability,
• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or
• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital (“MOIC”)). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

Changes in Outstanding Stock Options
	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Three months ended March 31, 2018	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of period	58	476	534	113.46	11.73
Exercised	—	(148)	(148)	—	11.62			4,892
Forfeitures and cancellations	(32)	—	(32)	153.63	—
Outstanding at end of period	26	328	354	64.49	11.78	0.95	2.28	10,789.8772
Vested and exercisable at end of period	26	328	354	64.49	11.78	0.95	2.28

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Three months ended March 31, 2017	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of period	116	1,950	2,066	132.13	11.57
Exercised	—	(942)	(942)	—	11.52			20,046
Forfeitures and cancellations	(44)	—	(44)	162.59	—
Outstanding at end of period	72	1,008	1,080	113.26	11.61	1.39	3.16	20,466
Vested and exercisable at end of period	72	1,008	1,080	113.26	11.61	1.39	3.16

Share Based Plans
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value of unvested share awards granted in the three months ended March 31, 2018 was $39.25 (year 2017: $31.13). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Plan (“EDIP”)
Under the Bank’s EDIP Plan, shares were awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2012 and 2011
Under the Bank’s 2012 and 2011 ELTIP, shares were awarded to Bank employees and executive management, based on predetermined vesting conditions. Two types of vesting conditions upon which the shares were awarded comprise the ELTIP: 1) 50% of each share award was granted in the form of time vested shares, generally vesting equally over a three-year period from the effective grant date; and 2) 50% of each share award was granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2015 - 2018
The 2018 ELTIP was approved on February 13, 2018. Under the Bank’s ELTIP plans for the years 2015 through 2018, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Three months ended
	March 31, 2018		March 31, 2017
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	244	679	215	640
Granted	124	224	125	216
Vested (fair value in 2018: $13.0 million, 2017: $8.5 million)	(120)	(169)	(102)	(148)
Resignations, retirements, redundancies	(2)	(4)	—	—
Outstanding at end of period	246	730	238	708

Share-based Compensation Cost Recognized in Net Income
	Three months ended
	March 31, 2018			March 31, 2017
	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total
Cost recognized in net income	—	2,537	2,537	—	1,741	1,741

Unrecognized Share-based Compensation Cost
	March 31, 2018		December 31, 2017
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	7,268	2.35	3,453	1.85

ELTIP
Time vesting shares	3,114	1.73	3,302	1.89
Performance vesting shares	12,197	2.44	5,010	1.78
Total unrecognized expense	22,579		11,765

Note 18: Share buy-back plans

The Bank initially introduced two share buy-back programs on May 1, 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each program was approved by the Board of Directors for a period of 12 months, in accordance with the regulations of the BSX. The BSX must be advised monthly of shares purchased pursuant to each program.

From time to time the Bank's associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each program, provided no more than any such person's pro-rata share of the listed securities is repurchased. Pursuant to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase program must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the last independent trade for a round lot of the relevant class of securities.

Common Share Buy-Back Program
On February 19, 2016, the Board approved, with effect from April 1, 2016, the 2016 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares.

On February 15, 2018, the Board approved, with effect on April 1, 2018, the 2018 common share buy-back program, authorizing the purchase for treasury of up to 1.0 million common shares. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.

	Three months ended	Year ended December 31
Common share buy-backs	March 31, 2018	2017	2016	2015	2014	Total
Acquired number of shares (to the nearest 1)	—	—	97,053	250,371	856,734	1,204,158
Average cost per common share	—	—	16.36	19.42	19.86	19.49
Total cost (in US dollars)	—	—	1,588,189	4,862,248	17,018,412	23,468,849

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Accumulated other comprehensive loss

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
March 31, 2018				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of period	(17,549)	(839)	(15,737)	(61,341)	(33,586)	(94,927)	(129,052)
Other comprehensive income (loss), net of taxes	1,184	22	(28,721)	38	664	702	(26,813)
Balance at end of period	(16,365)	(817)	(44,458)	(61,303)	(32,922)	(94,225)	(155,865)

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
March 31, 2017				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of period	(20,152)	(979)	(22,680)	(63,232)	(37,637)	(100,869)	(144,680)
Other comprehensive income (loss), net of taxes	358	48	4,851	329	689	1,018	6,275
Balance at end of period	(19,794)	(931)	(17,829)	(62,903)	(36,948)	(99,851)	(138,405)

Net Change of AOCL Components		Three months ended
	Line item in the consolidated statements of operations, if any	March 31, 2018	March 31, 2017
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	5,493	2,026
Gains (loss) on net investment hedge	N/A	(4,309)	(1,668)
Net change		1,184	358

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	22	48
Net change		22	48

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	(27,871)	4,920
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	(850)	(69)
Net change		(28,721)	4,851

Employee benefit plans adjustments
Defined benefit pension plan
Amortization of net actuarial losses	Non-service employee benefits expense	526	568
Foreign currency translation adjustments of related balances	N/A	(488)	(239)
Net change		38	329

Post-retirement healthcare plan
Amortization of net actuarial losses	Non-service employee benefits expense	654	879
Amortization of prior service credit	Non-service employee benefits expense	10	(190)
Net change		664	689

Other comprehensive income (loss), net of taxes		(26,813)	6,275

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 20: Capital structure

Authorized Capital
On September 16, 2016, the Bank began trading on the New York Stock Exchange under the ticker symbol "NTB". The offering of 12,234,042 common shares consisted of 5,957,447 newly issued common shares sold by Butterfield and 6,276,595 common shares sold by certain selling shareholders, including 1,595,744 common shares sold by certain of the selling shareholders pursuant to the underwriters’ option to purchase additional shares, which was exercised in full prior to the closing.

On July 25, 2016, the Bank’s board of directors approved a consolidation of the existing common shares on the basis of a 10 to 1 ratio, subject to shareholder approval. As a result of this consolidation, effective September 6, 2016 upon shareholder approval, every 10 common shares of par value BM$0.01 were consolidated into 1 common share of par value BM$0.10 (the “Share Consolidation”).

In addition, as of September 6, 2016, the par value of each issued common share and each authorized but unissued common share was reduced from BM$0.10 to BM$0.01 and the authorized share capital of the Bank was correspondingly reduced from 2,000,000,000 common shares of par value BM$0.10 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each to 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each, without any payment by the Bank to the holders of the voting ordinary shares in respect thereof (the “Reduction in Par Value” and together with the Share Consolidation, the “Reverse Share Split”).

Immediately following the Reduction in Par Value, the Bank repurchased any and all fractions of common shares issued and outstanding from the holders thereof. All share, share‑based payments and dividend information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted to reflect the decreased number of shares resulting from this action.

Prior to the Reverse Share Split, the Bank’s total authorized share capital consisted of (i) 20 billion common shares of par value BM$0.01, (ii) 6 billion non‑voting ordinary shares of par value BM$0.01; (iii) 110,200,001 preference shares of par value US$0.01 and (iv) 50 million preference shares of par value £0.01.

Dividends Declared
During the three months ended March 31, 2018, the Bank paid cash dividends of $0.38 (March 31, 2017: $0.32) for each common share as of the related record dates.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain prior written approval from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained BMA approval for all dividends declared during the periods under review.

Regulatory Capital
Effective January 1, 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the Bermuda Monetary Authority (“BMA”). Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The Leverage Ratio Exposure Measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to January 1, 2016, the Bank’s regulatory capital was determined in accordance with Basel II guidelines as issued by the BMA.

The Bank is fully compliant with all regulatory capital requirements and maintains capital ratios in excess of regulatory minimums as at March 31, 2018 and December 31, 2017. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	March 31, 2018		December 31, 2017
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
Common Equity Tier 1	768,812	N/A	772,311	N/A
Tier 1 capital	768,812	N/A	772,311	N/A
Tier 2 capital	67,325	N/A	74,010	N/A
Total capital	836,137	N/A	846,321	N/A

Risk Weighted Assets	4,366,219	N/A	4,254,178	N/A

Leverage Ratio Exposure Measure	11,315,239	N/A	11,195,173	N/A

Capital Ratios (%)
Common Equity Tier 1	17.6%	9.4%	18.2%	8.8%
Total Tier 1	17.6%	10.9%	18.2%	10.3%
Total Capital	19.2%	15.5%	19.9%	14.9%
Leverage ratio	6.8%	5.0%	6.9%	5.0%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 21: Business combinations

Deutsche Bank’s Global Trust Solutions Acquisition
On March 29, 2018, the Bank concluded the acquisition of Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations, for an initial cash payment of $30.2 million. Butterfield has taken over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients. Butterfield is also offering positions to all employees who are fully dedicated to GTS in the Cayman Islands, Guernsey, Switzerland, Singapore and Mauritius.

The final consideration payable depends on the actual level of ongoing revenues from GTS clients as measured on the acquisition date. On publication date of the present financial statements, this amount was not adjusted as the final information for the actual ongoing revenues from GTS clients as measured on the acquisition date was not yet available.

The assets acquired consist mainly of: customer relationships intangible assets, goodwill and accounts receivable. The liabilities assumed consist mainly of deferred revenues and accounts payable. On publication date of the present financial statements, the initial accounting for this acquisition is incomplete as the Bank had not finished receiving and analyzing all the information required to more precisely allocate the purchase price, mainly between customer relationships intangible assets and goodwill. However, it is estimated that the fair value of identifiable non-tangible assets will consists primarily of customer relationship intangible assets to which the Bank provisionally assigned a fair value of $30.2 million. Consequently, the Bank has provisionally allocated no value to goodwill. These initial allocations are subject to change during the rest of year 2018 as the Bank will continue to receive and analyze information for this acquisition.

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible to preferential rates. As at March 31, 2018, related party director and executive loan balances were $58.2 million (December 31, 2017: $30.6 million). During the three months ended March 31, 2018, new issuance of loans and change in directorships to directors and executives were $27.6 million and repayments and change in directorships were nil (year ended December 31, 2017: $31.7 and $8.9 million, respectively). During the year ended December 31, 2017, a director resigned from the Board resulting in $4.3 million in loans being reclassified out of related party loans. All of these loans were considered performing loans as at March 31, 2018 and December 31, 2017.

Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have deposits with the Bank. As at March 31, 2018, related party director and executive deposit balances were $21.2 million (December 31, 2017: $23.5 million).

On October 6, 2015, the Bank executed a $6 million loan agreement with a related party of an executive which originally matured on October 31, 2017. This agreement was renewed at $6 million and matures on November 2, 2018. This loan was made in the ordinary course of business on normal commercial terms. At March 31, 2018, nil (December 31, 2017: nil) was outstanding under this agreement. For the three months ended March 31, 2018, nil (March 31, 2017: nil) of interest income has been recognized in the consolidated statements of operations in relation with this agreement.

Certain affiliates of the Bank have loans and deposits with the Bank. The loans were made and the deposits are maintained in the ordinary course of business on normal commercial terms. At March 31, 2018, affiliates had loan balances of $10.4 million (December 31, 2017: $10.5 million) and deposits balances of $0.5 million (December 31, 2017: $0.6 million). For the three months ended March 31, 2018, the Bank has recognized $0.4 million (March 31, 2017: $0.5 million) of non-interest expenses and $0.1 million (March 31, 2017: $0.2 million) of loan interest revenue in the consolidated statement of operations relating to affiliates which the Bank holds investments in.

Capital Transaction
Up to February 28, 2017, investment partnerships associated with The Carlyle Group held approximately 14% of the Bank's equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank’s Board of Directors. On February 28, 2017, as a result of a secondary public offering, the Carlyle Group sold their holdings in the Bank, and as a result, the investment agreement between the Bank and the Carlyle Group, which provided, amongst other rights, the right to designate two persons for nomination for election by the shareholders as members of the Bank's Board of Directors, was terminated.

Financial Transactions With Related Parties
The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at March 31, 2018, these investments have a fair value of $5.0 million with an unrealized gain of $1.5 million (December 31, 2017: $5.0 and $1.6 million, respectively) and were included in trading investments at their fair value. During the three months ended March 31, 2018, the Bank earned $2.2 million (March 31, 2017: $1.6 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank.

Note 23: Subsequent events

On April 23, 2018, the Board of Directors declared an interim dividend of $0.38 per common share to be paid on May 15, 2018 to shareholders of record on May 4, 2018.